SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐                 No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of Consolidated Results Q2 2019.

YPF S.A.

Consolidated Results

Q2 2019

Consolidated Results Q2 2019

CONTENT

Consolidated Results Q2 2019

Adjusted EBITDA reached Ps 41.6 billion in Q2 2019, an increase of 67.8% over Q2 2018.

Q2 2018	Q1 2019	Q2 2019	Var.% Q2 19/ Q2 18		Jan-Jun 2018	Jan-Jun 2019	Var.% 2019/2018
93,034	130,907	160,329	72.3%	Revenues (Million Ps)	168,857	291,236	72.5%
1,746	10,631	7,168	310.5%	Operating income (Million Ps)	19,100	17,799	-6.8%
1,508	-8,153	-2,327	N/A	Net income (Million Ps)	7,494	-10,480	N/A
24,782	42,174	44,151	78.2%	EBITDA (Million Ps)	61,274	86,325	40.9%
24,782	39,862	41,585	67.8%	Adjusted EBITDA (Million Ps)	49,294	81,446	65.2%
5.08	-20.86	-6.85	N/A	Earnings per share (Ps per Share)	20.55	-27.71	N/A
19,338	30,377	40,081	107.3%	Capital Expenditures (Million Ps)	34,212	70,458	105.9%

EBITDA = Operating Income + Depreciation and Impairment of Property, Plant and Equipment + Depreciation of assets for own use + Amortization of Intangible Assets + Unproductive Exploratory Drillings.

Adjusted EBITDA = EBITDA - profit from the revaluation of YPF S.A.’s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion in Q1 2018. It also excludes IFRS 16 effects.

(Amounts are expressed in billions of Argentine pesos)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q2 2019

•	Revenues for Q2 2019 were Ps 160.3 billion, which represents an increase of 72.3%, compared to Q2 2018.

•	Operating income for Q2 2019 was Ps 7.2 billion, 310.5% higher compared to the operating income for Q2 2018. Adjusted EBITDA for Q2 2019 was Ps 41.6 billion, 67.8% higher than Q2 2018.

•	Operating cash flow was Ps 40.7 billion for Q2 2019, 47.6% higher than the Ps 27.6 billion reported for Q2 2018.

•	Capital expenditures in property, plant and equipment for Q2 2019 were Ps 40.1 billion, 107.3% higher than Q2 2018.

•	Total hydrocarbon production for Q2 2019 was 515.7 Kboed, 5.3% lower than Q2 2018.

•	The average crude oil processed for Q2 2019 was 262.8 Kbbld, 4.4% lower than Q2 2018, while refinery processing levels were 82.2%.

Consolidated Results Q2 2019

2. ANALYSIS OF RESULTS FOR Q2 2019

Revenues for Q2 2019 were Ps 160.3 billion, an increase of 72.3% compared to Ps 93.0 billion in Q2 2018, primarily due to the following factors:

•	Diesel revenues in Q2 2019 amounted to Ps 53.6 billion, a Ps 25.1 billion or 87.7% increase when compared to Q2 2018;

•	Gasoline revenues in Q2 2019 amounted to Ps 32.4 billion, a Ps 12.8 billion or 65.0% increase when compared to Q2 2018;

•	Natural gas revenues in Q2 2019 amounted to Ps 19.2 billion compared to Ps 15.3 billion in Q2 2018, which represents an increase of Ps 3.9 billion, or 25.9%;

•	Retail natural gas revenues (residential and small business and companies) in Q2 2019 reached Ps 9.7 billion, which represents an increase of Ps 4.3 billion, or 80.4%, from Ps 5.4 billion in Q2 2018;

•

Other domestic sales in Q2 2019, which include jet fuel, fertilizers, petrochemicals, lubricants and liquefied petroleum gas (LPG), among others, totaled Ps 23.9 billion which represents an increase of Ps 9.8 billion or 70.0%, from Ps 14.1 billion in Q2 2018;

•	Export revenues in Q2 2019 amounted to Ps 21.5 billion, which represents an increase of Ps 11.4 billion, or 112.4%, from Ps 10.1 billion in Q2 2018.

Cost of sales for Q2 2019 was Ps 134.2 billion, 63.7% higher than Q2 2018. This includes a 63.7% increase in production costs and a 89.1% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 81.8%. This increase was driven primarily by the following factors:

a)	Production costs

•	Depreciation of property, plant and equipment amounted to Ps 32.3 billion in Q2 2019, compared to Ps 22.0 billion in Q2 2018, which represents an increase of Ps 10.3 billion or 46.8%;

•	Lifting costs amounted to Ps 25.1 billion in Q2 2019, which represents an increase of Ps 12.1 billion, or 93.2%, from Ps 13.0 billion in Q2 2018;

•	Royalties and other production related costs in Q2 2019 amounted to Ps 10.4 billion, from Ps 7.3 billion in Q2 2018, which represents an increase of Ps 3.1 billion, or 42.9%;

•	Refining costs in Q2 2019 amounted to Ps 5.7 billion, from Ps 2.9 billion in Q2 2018, which represents an increase of Ps 2.8 billion, or 99.0%;

Consolidated Results Q2 2019

•	Transportation costs in Q2 2019 amounted to Ps 5.0 billion, which represents an increase of Ps 2.4 billion, or 89.5%, from Ps 2.6 billion in Q2 2018.

b)	Purchases

•	In Q2 2019 crude oil purchases from third parties amounted to Ps 12.6 billion, which represents an increase of approximately Ps 6.1 billion, or 94.5%, from Ps 6.5 billion of Q2 2018;

•	Fuel imports amounted to Ps 10.4 billion in Q2 2019, which represents an increase of approximately Ps 6.6 billion, or 176.9%, from Ps 3.8 billion in Q2 2018;

•	Biofuel (FAME and bioethanol) purchases in Q2 2019 amounted to Ps 7.6 billion, which represents an increase of Ps 2.3 billion, or 43.2%, from Ps 5.3 billion of Q2 2018;

•

Grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, amounted to Ps 5.8 billion in Q2 2019, which represents an increase of Ps 3.0 billion, or 107.4%, from Ps 2.8 billion in Q2 2018;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential and small businesses and industries) in Q2 2019 amounted to Ps 5.3 billion, which represents an increase of Ps 1.3 billion, or 31.1%, from Ps 4.0 billion in Q2 2018;

•

In Q2 2019, a positive stock variation of Ps 5.4 billion was recorded, compared to the negative stock variation registered in Q2 2018 of Ps 0.9 billion, mainly as a result of the increase in replacement cost of inventories affected by the higher extraction costs (lifting cost) mentioned above.

Selling expenses for Q2 2019 amounted to Ps 11.2 billion, an increase of 90.4% compared to Ps 5.9 billion in Q2 2018. Higher charges were recorded for transportation of products, mainly related to the higher rates paid for domestic transport of fuels, higher charges for taxes, fees and contributions mainly due to the increase in withholdings on exports and the tax on financial operations, higher charges for depreciation of fixed assets and higher personnel expenses, among others.

Administration expenses for Q2 2019 amounted to Ps 5.8 billion, an increase of 95.1% compared to Ps 3.0 billion in Q2 2018. The increase was mainly due to higher personnel expenses, higher costs in outsourcing services and computer licenses, many of which are denominated in U.S. dollars, higher charges related to institutional advertising and higher depreciation of fixed assets.

Consolidated Results Q2 2019

Exploration expenses for Q2 2019 amounted to Ps 1.1 billion, an increase of 127.6% compared to Ps 0.5 billion for Q2 2018.

Other operating results, net, for Q2 2019 represented a loss of Ps 0.9 billion, compared to a loss of Ps 17 million for Q2 2018. The variation corresponds mainly to higher charges in the provision for judicial contingencies and that in Q2 2018, a gain of Ps 0.3 billion was recorded as a result of the total assignment of the participation in the Cerro Bandera area.

Net financial results for Q2 2019 represented a loss of Ps 14.4 billion, compared to the gain of Ps 22.8 billion in Q2 2018. As such, a lower positive foreign exchange was registered over net liabilities in Argentine pesos of Ps 32.4 billion, due to the appreciation of the Argentine peso observed during Q2 2019 and compared to Q2 2018, when there was a depreciation of the Argentine peso. Additionally, higher negative interests of Ps 4.3 billion were recorded, as a result of higher average indebtedness, measured in Argentine pesos, and higher interest rates during Q2 2019 compared to Q2 2018. Finally, there were higher positive charges for other financial results of Ps 0.7 billion and higher interest income of Ps 0.9 billion.

Income tax expense during Q2 2019 amounted to a gain of Ps 3.0 billion, compared to a loss of Ps 21.9 billion for Q2 2018, all this considering the projected effective rate.

Net income for Q2 2019 was a loss of Ps 2.3 billion, compared to the gain of Ps 1.5 billion in Q2 2018.

Capital expenditures for property, plant and equipment in Q2 2019 were Ps 40.1 billion, a 107.3% increase compared to the capital expenditures made during Q2 2018.

Consolidated Results Q2 2019

ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT

3.1 UPSTREAM

Q2 2018	Q1 2019	Q2 2019	Var.% Q2 19/ Q2 18		Jan-Jun 2018	Jan-Jun 2019	Var.% 2019/2018
2,868	-1,663	4,212	46.9%	Operating income (Million Ps)	5,016	2,549	-49.2%
46,308	55,545	74,059	59.9%	Revenues (Million Ps)	85,012	129,604	52.5%
226.3	226.4	224.0	-1.0%	Crude oil production (Kbbld)	226.9	225.2	-0.8%
41.6	41.7	39.4	-5.3%	NGL production (Kbbld)	44.3	40.5	-8.4%
44.0	34.7	40.1	-8.8%	Gas production (Mm3d)	43.9	37.4	-14.6%
544.6	486.5	515.7	-5.3%	Total production (Kboed)	547.0	501.2	-8.4%
464	-1,521	-1,056	N/A	Exploration costs (Million Ps)	787	-2,577	N/A
16,099	24,804	31,856	97.9%	Capital Expenditures (Million Ps)	29,132	56,660	94.5%
19,689	23,125	27,893	41.7%	Depreciation (Million Ps)	35,989	51,018	41.8%
				Realization Prices
63.9	53.0	58.7	-8.1%	Crude oil prices in domestic market (*) Period average (USD/bbl)	64.1	55.9	-12.9%
4.70	3.68	4.06	-13.6%	Average gas price (**) (USD/Mmbtu)	4.68	3.87	-17.2%

(*)	The average crude price has been recalculated.
(**)	The average gas price has been recalculated due to the change in the accrual of the Gas Plan and the adjustments for final billing.

In Q2 2019, the Upstream business segment recorded an operating gain of Ps 4.2 billion, compared to a gain of Ps 2.9 billion in Q2 2018.

Revenues were Ps 74.1 billion for Q2 2019, an increase of 59.9% compared to Q2 2018, primarily due to the following factors:

•

Crude oil revenues amounted to Ps 53.7 billion, an increase of 77.8% or Ps 23.5 billion compared to Ps 30.2 billion in Q2 2018 as the intersegment price of oil increased by approximately 71.7% measured in pesos. The average realization price for crude oil in Q2 2019 decreased by 8.1% to US$ 58.7/bbl. Crude oil volume transferred between segments decreased 0.7%;

•

Natural gas revenues reached Ps 22.1 billion, 35.2% or Ps 5.7 billion higher than the Ps 16.4 billion in Q2 2018 as a result of a 56.8% increase in the average price of natural gas in Argentine pesos impacted by the devaluation of the Argentine peso between both periods. The average realization price for the quarter in dollars was U$S 4.06/Mmbtu, 13.6% lower than in Q2 2018. Moreover, volume sold between segments decreased by 10.0% compared to Q2 2018 mainly due to the excess supply of gas against domestic demand, which had an impact on the production of natural gas.

Consolidated Results Q2 2019

Total hydrocarbon production for Q2 2019 was 515.7 Kboed, a 5.3% decrease compared to Q2 2018. Crude oil production declined only 1.0%, resulting in 224.0 Kbbld. Additionally, as of December 31, 2018, the process of assigning marginal areas ended whose production during the second quarter of 2018 was 2.1 Kbbld. The natural gas market in Argentina during the second quarter of 2019 was affected, although to a lesser extent compared to the first quarter, by an excess of supply compared to domestic demand, which had an impact on the production of natural gas following the temporary closure of production in some locations in April and to a lesser extent in May, as well as from the reinjection of the hydrocarbon. Among others, the average temperatures observed during the second quarter 2019 and the lower demand in the high consumption sectors, determined a lower consumption of natural gas by the power generations and industries sector, which negatively affected the demand and consequently, the supply of natural gas. In this order, natural gas production decreased by 8.8% compared to Q2 2018, totaling 40.1 Mm3d. The production of natural gas liquids (NGL) dropped by 5.3%, totaling 39.4 Kbbld, driven mainly by losses due to the power outages in June 2019 together with the fire at the DOW Ethylene plant that limited the use of the installed capacity in MEGA for the production of Ethane that could not be delivered for refining.

Regarding the development activity, in Q2 2019, 111 new wells have been put into production, including the non-conventional and tight wells described below, of which 22 are not operated.

During Q2 2019, in the shale areas, YPF´s net hydrocarbon production reached 82.4 Kboed, which represents an increase of 47.9% compared to Q2 2018. This production is comprised of 32.1 Kbbld of crude oil, 9.0 Kbbld of NGL and 6.6 Mm3d of natural gas. Regarding the operated development activity, 39 wells have been put into production targeting the Vaca Muerta formation, reaching a total of approximately 780 active wells of which 58 are not operated, with a total of 19 active drilling rigs and 10 workovers at the end of Q2 2019.

With respect to tight development, net production in Q2 2019 reached a total of 10.8 Mm3d of natural gas, plus 4.9 Kbbld of NGL and 4.8 Kbbld of crude oil, of which 86.2% comes from YPF operated areas. Regarding the operated activity conducted during the period, 8 new wells were put into production in Estación Fernández Oro.

Operating costs (excluding exploration expenses) for Q2 2019 totaled Ps 68.5 billion, a 58.2% increase compared to Q2 2018, of which we highlight the following:

•

Depreciation of property, plant and equipment amounted to Ps 27.9 billion in Q2 2019 compared to Ps 19.7 billion in Q2 2018, representing an increase of approximately Ps 8.2 billion, or 41.7%, primarily due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company. This was partially offset by a decrease in depreciation due to the incorporation of reserves during the year 2018;

Consolidated Results Q2 2019

•

Lifting costs for Q2 2019 amounted to Ps 25.1 billion, an increase of Ps 12.1 billion or 93.2% compared to Ps 13.0 billion in Q2 2018. In turn, the increase in the unit indicator, measured in Argentine pesos, was 100.6%, in line with the general increase in prices of the economy and also increased by the higher workover activity intended to improve the production performance of certain mature fields, weighted by the decrease in production mentioned above;

•

Royalties and other production related costs in Q2 2019 amounted to Ps 10.4 billion, which represents an increase of Ps 3.1 billion, or 42.9%, compared to Ps 7.3 billion in Q2 2018. Of this increase, Ps 2.4 billion was related to an increase in royalties in connection with crude oil production, and Ps 0.7 billion was related to an increase in royalties for natural gas production, in both cases due to higher wellhead values of these products measured in Argentine pesos, which were partially offset by the lower natural gas production during 2019;

•

Transportation costs related to production (trucks, pipelines and polyducts in deposit) for Q2 2019 amounted to Ps 2.1 billion, an increase of approximately Ps 1.2 billion, or 126.8%, compared to Ps 0.9 billion for Q2 2018 due to higher tariffs measured in Argentine pesos and higher activity in unconventional areas.

Exploration expenses for Q2 2019 amounted to Ps 1.1 billion, an increase of 129.7% compared to Ps 0.5 billion for Q2 2018, mainly due to the higher negative results from unproductive exploratory drilling during the quarter (in a differential amount of Ps 0.4 billion) and due to higher expenses relating to geophysical and geological studies in an amount of Ps 42 million. Exploratory investment during Q2 2019 was 49.9% higher than in Q2 2018, totaling Ps 2.0 billion.

Unit operating cash costs in U.S. dollars decreased 1.2% to US$ 20.3/boe in Q2 2019 from US$ 20.5/boe in Q2 2018, including taxes of US$ 5.8/boe and US$ 6.8/boe, respectively. In turn, the average lifting cost for YPF in Q2 2019 was US$ 12.3/boe, 10.4% higher than Q2 2018.

CAPEX

Capital expenditures for the Upstream business segment for Q2 2019 were Ps 31.9 billion, a 97.9% increase compared to Q2 2018. Of these capital expenditures, 67.8% were invested in drilling and workover activities, 23.6% in facilities and the remaining 8.6% in exploration and other activities in the Upstream business segment.

Consolidated Results Q2 2019

As in Q1 2019, the activity during Q2 was mainly focused on shale oil, on the development of the Loma Campana, La Amarga Chica and Bandurria Sur blocks. In addition, the West Loma La Lata and Chihuido de la Sierra Negra pilots started activity, while exploration activity was developed in the Las Manadas and Filo Morado blocks.

Regarding conventional oil, activities were focused on primary projects developed in Mesa Verde, Ugarteche, El Guadal, Cañadon Leon as well as secondary recovery projects mainly in the Chachahuen, Manantiales Behr and Los Perales blocks, among others. In addition, the company has started to increase its tertiary recovery projects, as can be seen in the Manantiales Behr, Los Perales and Desfiladero Bayo blocks.

As in Q1 2019, shale gas activity during Q2 2019 was focused on concluding the activities started in 2018 in the Rincón del Mangrullo, Aguada de la Arena and El Orejano blocks. In the La Ribera block, activity continues to derisk the project. Regarding tight gas, activity was focused on the Estación Fernández Oro (EFO) block.

Exploration activities for Q2 2019 covered the Neuquina, Golfo San Jorge and Cuyana basins. In the Neuquina basin, exploratory activity was focused in the Las Manadas, Filo Morado, Loma la Lata, Chachahuén, Rincón del Mangrullo, Al Norte de la Dorsal, El Manzano Oeste, Agua Salada, Dadín and CNQ7A blocks. In the Golfo San Jorge basin, exploration activity was focused in the Cañadón de la Escondida, Sarmiento and Restinga Alí blocks. In the Cuyana basin, exploration activity was developed in the Mesa Verde block.

During Q2 2019, 13 exploratory wells were completed: 12 corresponding to crude oil and 1 corresponding to natural gas exploratory wells.

Consolidated Results Q2 2019

3.2 DOWNSTREAM

Q2 2018	Q1 2019	Q2 2019	Var.% Q2 19/ Q2 18		Jan-Jun 2018	Jan-Jun 2019	Var.% 2019/2018
361	13,283	1,339	270.9%	Operating income (Million Ps)	4,370	14,622	234.6%
70,273	108,937	125,104	78.0%	Revenues (Million Ps)	130,610	234,041	79.2%
4,048	3,865	3,880	-4.2%	Sales of refined products in domestic market (Km3)	7,959	7,745	-2.7%
393	520	405	3.1%	Exportation of refined products (Km3)	905	925	2.2%
208	161	175	-15.9%	Sales of petrochemical products in domestic market (*) (Ktn)	415	336	-19.0%
138	85	58	-58.0%	Exportation of petrochemical products (Ktn)	198	143	-27.8%
275.0	269.0	262.8	-4.4%	Crude oil processed (Kbbld)	282.8	265.9	-6.0%
86%	84%	82%	-4.4%	Refinery utilization (%)	89%	83%	-6.0%
2,673	3,568	5,979	123.7%	Capital Expenditures (Million Ps)	3,928	9,547	143.0%
2,596	4,027	4,731	82.2%	Depreciation (Million Ps)	4,672	8,758	87.5%
634	569	564	-11.0%	Average domestic market gasoline price (USD/m3)	663	569	-14.2%
613	606	614	0.2%	Average domestic market diesel price (**) (USD/m3)	638	606	-5.0%

(*)	Fertilizer sales not included.
(**)	The average domestic market diesel price had an adjustment since it received pending commissions.

Operating income for the Downstream business segment for Q2 2019 was Ps 1.3 billion, 270.9% higher than Ps 0.4 billion recorded in Q2 2018.

Revenues were Ps 125.1 billion in Q2 2019, representing an 78.0% increase compared to Ps 70.3 billion in Q2 2018, primarily due to the following factors:

•

Diesel revenues in Q2 2019 amounted to Ps 53.6 billion, which represents an increase of Ps 25.1 billion, or 87.7%, compared to those of Q2 2018, due to an increase of 91.6% in the average price obtained for the diesel mix, partially offset by lower total volumes shipped of approximately 2.1%, in line with a 3.2% decrease in sales of this product in the market during the quarter. The volume of Infinia Diesel (premium diesel) sold decreased by 5.9%;

•

Gasoline revenues in Q2 2019 amounted to Ps 32.4 billion, which represents an increase of Ps 12.8 billion, or 65.0% compared to those of Q2 2018, due to an increase of 68.6% in the average price, partially offset by a decrease in the total volumes shipped of 2.1%, accompanying a 5.3% decrease in sales of this product in the market during the quarter. Additionally, during Q2 2019 there was a 24.1% decrease in the volume of Infinia Gasoline (premium gasoline) sold;

Consolidated Results Q2 2019

•

Other sales in the domestic market for Q2 2019 totaled Ps 18.5 billion, representing an increase of Ps 6.5 billion or 54.6% compared to Q2 2018. We highlight the increase in sales of fertilizers by 179.6%, the increase in sales of jet fuel by 123.5%, higher sales of petrochemical products by 60.3%, the increase in sales of lubricants by 50.3% and LPG by 14.6%, in all these cases mainly due to the higher prices of these products measured in Argentine pesos. This increase was partially offset by a decrease in coal sales by 14.0%. On the other hand, export revenues in the Downstream segment during Q2 2019 amounted to Ps 20.6 billion, representing an increase of Ps 10.5 billion, or 103.8%, compared to such exports in Q2 2018. The export of crude oil increased by Ps 3.2 billion, or 940.8% when compared to the same period in 2018, driven by higher volumes sold. Jet fuel sales increased by Ps 3.2 billion, or 111.6% due to higher sales prices in Argentine pesos of 80.4% and a 17.3% increase in volumes sold. Exports of soy flour and oil increased by Ps 2.7 billion, or 105.3% driven by higher average prices and volumes exported. Fuel oil sales increased by Ps 0.7 billion, or 109.5% driven by higher average prices and volumes sold. In addition, the exports of lubricants increased by Ps 0.4 billion with an increase in the average sale price of 82.0%. Petrochemical products increased by Ps 0.3 billion, or 16.7% due to better prices obtained, partially offset by lower volumes sold.

Cost of sales and operating expenses for Q2 2019 amounted to Ps 112.8 billion representing an increase of Ps 48.3 billion, or 74.9%, compared to Q2 2018, with the following highlights:

•

Crude oil purchases in Q2 2019 amounted to Ps 64.6 billion, a Ps 27.6 billion or 74.7% increase compared to Ps 37.0 billion in Q2 2018. A 71.0% increase was observed in the prices of crude oil expressed in Argentine pesos, mainly due to the devaluation in the period. In turn, crude oil volumes purchased from third parties increased by 16.0%, while the volume of crude oil transferred from the Upstream segment decreased by only 0.7%;

•

Fuel imports in Q2 2019 amounted to Ps 10.4 billion, representing an increase of Ps 6.6 billion, or 176.9% compared to Ps 3.8 billion in Q2 2018, mainly associated with higher imports of diesel and jet fuel, given the lower volume processed in 2019, in addition to the effects of the devaluation that occurred during this period;

•

Biofuel purchases (FAME and bioethanol) for the Q2 2019 period amounted to Ps 7.6 billion, representing an increase of Ps 2.3 billion, or 43.2% with respect to Q2 2018, mainly due to an increase of 60.4% and 44.2% in the price of FAME and bioethanol, respectively; and to lower volumes of FAME (10.8%) and bioethanol (0.6%) acquired in Q2 2019;

Consolidated Results Q2 2019

•

In Q2 2019, grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, increased by Ps 3.0 billion, or 107.4% compared to Q2 2018. This increase is due to a 41.4% increase in the average price and 46.6% in the volumes received;

•

In Q2 2019, a positive stock variation of Ps 2.0 billion was recorded in this segment compared to a negative stock variation of Ps 0.4 billion in Q2 2018, mainly due to the increase in the crude price in Q2 2019 (at the applicable transfer price);

•

Regarding production costs, refining costs for Q2 2019 totaled Ps 5.7 billion, which represents an increase of approximately Ps 2.8 billion, or 99.0%, compared to Ps 2.9 billion in Q2 2018. This increase was mainly driven by higher consumption of materials, spare parts and other supplies and higher repair and maintenance charges. Because of this, and considering also that the processing level in refineries decreased by 4.4%, the unit refining cost increased in Q2 2019 by 108.2% compared to Q2 2018;

•

Depreciation of property, plant and equipment in Q2 2019 amounted to Ps 3.9 billion, which represents an increase of approximately Ps 1.7 billion, or 79.3%, mainly due to higher value of assets subject to depreciation compared to the same period of previous year and due to the higher valuation thereof when taking into account that the Company’s functional currency is the U.S. dollar;

•

Transport costs linked to production (shipping, oil pipelines and polyducts) for Q2 2019 amounted to Ps 2.5 billion, which represents an increase of Ps 1.0 billion, or 71.9% compared to Ps 1.5 billion in Q2 2018 driven mainly by higher tariffs in Argentine pesos.

Selling expenses in Q2 2019 amounted to Ps 10.5 billion, representing an increase of Ps 4.9 billion, or 88.4%, compared to Ps 5.6 billion in Q2 2018. This increase was mainly driven by higher costs for transporting products, in turn related to the increase in sales and the increase in transportation tariffs in the domestic market, as well as higher charges for depreciation of fixed assets, higher personnel expenses and higher amounts of taxes on bank debits and credits, and withholdings on exports.

The volume of crude oil processed in Q2 2019 was 262.8 Kbbld, a 4.4% decrease compared to Q2 2018 mainly due to the general power cut in Argentina on June 16, 2019 and plant stoppages. With these lower levels of processing, there was a lower production of diesel (-1.9%), a lower production of gasoline (-6.2%), corresponding to a lower production of Infinia Gasoline (-37.9%) which was partially offset by higher production of Super Gasoline (+8.3%). In addition, the production of other refined products such as LPG, petroleum coal, asphalts, and lubricant bases decreased, while the production of fuel oil and petrochemical naphtha increased, in comparison with Q2 2018.

Consolidated Results Q2 2019

CAPEX

Capital expenditures for Q2 2019 were Ps 6.0 billion, a 123.7% increase compared to Q2 2018.

In the La Plata Refinery, the blending work of gasoline and diesel was concluded with the mechanical completion and the main works to revamp the Topping D unit have begun, in order to increase the processing capacity of crude shale. It is estimated that it will be completed during the year 2021. Engineering developments continue for the new diesel and gasoline hydrotreating units to be carried out in the three refineries. The works in the aforementioned complexes are carried out with the objective of complying with Resolution 5/2016 of the Hydrocarbons Resources Secretariat on new fuel specifications.

In the refining, logistics and oil product dispatch facilities, work continues for purposes of improving the existing infrastructure, and certain aspects relating to safety and environmental protection. In the La Plata Industrial Complex, the reception of crude oil has mechanical completion. This will provide greater flexibility in the loading of crude oil to Toppings and will have an improvement on the safety conditions, for both of the facilities of said complex and the associated logistics.

Consolidated Results Q2 2019

3.3 GAS AND ENERGY

Q2 2018	Q1 2019	Q2 2019	Var.% Q2 19/ Q2 18		Jan-Jun 2018	Jan-Jun 2019	Var.% 2019/2018
849	-234	1,857	118.7%	Operating income (Million Ps)	13,100	1,623	-87.6%
23,912	21,788	34,247	43.2%	Revenues (Million Ps)	40,930	56,035	36.9%
196	1,177	1,014	417.3%	Capital Expenditures (Million Ps)	575	2,191	281.0%
64	269	312	387.5%	Depreciation (Million Ps)	121	581	380.2%

The Gas and Energy business segment reported an operating gain of Ps 1.9 billion during Q2 2019 compared to an operating gain of Ps 0.8 billion in Q2 2018.

The revenues of the segment during Q2 2019 amounted to Ps 34.2 billion, representing an increase of 43.2% compared to Q2 2018, of which we highlight the following:

•

Sales of natural gas as producers in the local market and abroad increased by Ps 6.8 billion, or 44.9% to Ps 22.1 billion from Ps 15.3 billion in Q2 2018, as a consequence of an increase in the average price of natural gas of 62.2% (in Argentine pesos), partially offset by a 10.7% decrease in the volume sold. This reduction is explained by the excess supply of gas compared to domestic demand, which impacted the production of natural gas and therefore negatively affected the volumes dispatched during the second quarter of 2019;

•

Sales of natural gas to the retail segment (residential customers and small industries and businesses) increased by Ps 4.3 billion, or 80.4% to Ps 9.7 billion from Ps 5.4 billion in Q2 2018. This increase was due to the fact that our controlled company Metrogas S.A., whose functional currency is the Argentine peso, recorded an inflation adjustment of Ps 0.9 billion in Q2 2019 sales based on current local regulations. Additionally, such company obtained higher average sale prices of 38.1% and a 23.1% increase in volume sold through its distribution network.

Total operating costs for Q2 2019 amounted to Ps 30.9 billion representing an increase of 39.7%, compared to Ps 22.1 billion in Q2 2018, primarily due to the following factors:

•

Purchases of natural gas amounted to Ps 22.2 billion, increasing by Ps 5.9 billion or 36.6% from Ps 16.3 billion in Q2 2018, driven by 56.0% increase in prices, measured in Argentine pesos, mainly due to the devaluation that occurred in the current period. In addition, volume purchased from third parties decreased by 70.4%, while volumes transferred from the Upstream segment decreased by 10.0%;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential and small businesses and industries) in Q2 2019 amounted to Ps 5.2 billion, which represents an increase of Ps 1.7 billion, or 50.9%, from Ps 3.5 billion in Q2 2018, mainly driven by an inflation adjustment of Ps 0.5 billion recorded by our subsidiary Metrogas S.A., higher prices of 58.9% and a 5.1% decrease in volume purchased;

Consolidated Results Q2 2019

•

Depreciation of property, plant and equipment corresponding to the production process amounted Ps 0.3 billion, showing an increase of Ps 0.2 billion or 336.1%, mainly due to higher depreciation of assets of our controlled company Metrogas S.A. compared to the same period of the previous year due to recording the inflation adjustment.

Consolidated Results Q2 2019

3.4 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q2 2019 was a loss of Ps 2.7 billion, compared to a loss of Ps 1.5 billion in Q2 2018. The variation is mainly related to an increase in personnel expenses, higher IT costs relating to computer licenses, many of which are mainly denominated in U.S. dollars, and institutional advertising, together with higher charges for depreciation of fixed assets, which were partially offset by the revenues recorded under this business segment.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were positive Ps 2.5 billion for Q2 2019 and negative Ps 0.8 billion for Q2 2018. This quarter, the gap between the transfer prices between businesses and the replacement cost of the company’s inventories decreased, while in Q2 2018 the same had increased. In both cases, the movement of transfer prices reflects the changes in market prices, especially of crude oil.

4. LIQUIDITY AND SOURCES OF CAPITAL

In Q2 2019, net cash flows provided by operating activities amounted to Ps 40.7 billion, which represents a 47.6% increase compared to Q2 2018. This Ps 13.1 billion variation was mainly due to a Ps 19.4 billion increase in EBITDA, and to a lesser extent due to negative working capital variations, which include payments for adhesion to the tax revaluation established in Law No. 27,430 and also, for adhering to the payment facilities plan established by RG No. 4477 / 2019 in relation to the deduction of the cost of abandonment of wells corresponding to the periods 2005 to 2010 from income taxes, higher accounts receivables from the higher sales of the quarter, partially offset by the payment of five instalments of “Plan Gas Bonds”. The generation of funds during the second quarter of 2019 was not sufficient to cover the amount that the Company required to finance the investments made during this period, mainly from the strategic investments made in the Ensenada de Barragán Thermal Power Plant and in the Aguada del Chañar area.

Net cash flows used in investing activities were Ps 48.0 billion for Q2 2019, 176.5% higher than in Q2 2018. Investments in fixed and intangible assets were Ps 43.8 billion in Q2 2019, 141.8% higher than in Q2 2018. It should be noted that on June 25, 2019, YPF acquired the exploitation concession of the Aguada del Chañar area for Ps 4.1 billion. Additionally, contributions and acquisitions of interests in companies and joint ventures increased by Ps 4.7 billion during the second quarter of 2019 compared to the same period of 2018, mainly due to the acquisition of the Ensenada de Barragán Thermal Power Plant. On the other hand, the Company received Ps 0.5 billion of interest from BONAR 2020 and 2021 holdings.

Because of its financing activities, in Q2 2019 the Company had a net increase in funds of Ps 6.6 billion, compared to a net decrease of Ps 2.7 billion in Q2 2018. This difference was mainly driven by a net increase in debt of Ps 16.0 billion, partially offset by a higher interest payment of Ps 3.4 billion and leasing payments of Ps 3.0 billion.

Consolidated Results Q2 2019

The previously described cash generation, together with the Company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still in the Company’s portfolio, resulted in a position of cash and cash equivalents of Ps 67.2 billion(1) as of June 30, 2019.

Total debt in U.S. dollars was US$ 9.4 billion, net debt was US$ 7.8 billion(2) with a Net debt/ Adjusted EBITDA LTM ratio of 1.90x(2).

The average interest rate for debt denominated in Argentine pesos at the end of Q2 2019 was 44.76%, while the average interest rate for debt denominated in U.S. dollars was 7.54%.

YPF negotiable obligations issued during Q2 2019 are detailed below:

YPF Note	Amount	Interest Rate	Maturity
Series I	USD 500 M	8.50%	84 months

(1)	Includes investments in financial assets (government securities) of US$ 256 million at market value.
(2)	Net debt: US$ 7,758 million/ Adjusted EBITDA LTM: US$4,077 million = 1.90x. Net debt is calculated as total debt less cash & equivalents and financial derivatives.

Consolidated Results Q2 2019

5. TABLES AND NOTES

Q2 2019 Results

Consolidated Results Q2 2019

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

Q2 2018	Q1 2019	Q2 2019	Var.% Q2 19/ Q2 18		Jan-Jun 2018	Jan-Jun 2019	Var.% 2019 / 2018
93,034	130,907	160,329	72.3%	Revenues	168,857	291,236	72.5%
(81,966)	(104,754)	(134,211)	63.7%	Costs	(145,404)	(238,965)	64.3%

11,068	26,153	26,118	136.0%	Gross profit	23,453	52,271	122.9%

(5,890)	(9,820)	(11,217)	90.4%	Selling expenses	(11,071)	(21,037)	90.0%
(2,951)	(4,768)	(5,756)	95.1%	Administration expenses	(5,305)	(10,524)	98.4%
(464)	(1,521)	(1,056)	127.6%	Exploration expenses	(787)	(2,577)	227.4%
(17)	587	(921)	5317.6%	Other operating results, net	12,810	(334)	N/A

1,746	10,631	7,168	310.5%	Operating income	19,100	17,799	-6.8%

(1,139)	1,559	1,955	N/A	Income of interests in companies and joint ventures	(925)	3,514	N/A
46,126	25,343	(5,541)	N/A	Finance Income	54,025	19,802	-63.3%
(24,326)	(19,997)	(10,666)	-56.2%	Finance Cost	(33,249)	(30,663)	-7.8%
1,027	2,677	1,765	71.9%	Other financial results	2,169	4,442	104.8%

22,827	8,023	(14,442)	N/A	Net financial results	22,945	(6,419)	N/A

23,434	20,213	(5,319)	N/A	Net profit before income tax	41,120	14,894	-63.8%

(21,926)	(28,366)	2,992	N/A	Income tax	(33,626)	(25,374)	-24.5%

1,508	(8,153)	(2,327)	N/A	Net profit for the period	7,494	(10,480)	N/A

(485)	32	357	N/A	Net profits for noncontrolling interest	(566)	389	N/A

1,993	(8,185)	(2,684)	N/A	Net profit for shareholders of the parent company	8,060	(10,869)	N/A

5.08	(20.86)	(6.85)	N/A	Earnings per share, basic and diluted	20.55	(27.71)	N/A

69,295	56,337	(5,427)	N/A	Other comprehensive Income	82,804	50,910	-38.5%

70,803	48,184	(7,754)	N/A	Total comprehensive income for the period	90,298	40,430	-55.2%

24,782	42,174	44,151	78.2%	EBITDA (*)	61,274	86,325	40.9%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

(*)

EBITDA = Operating income + Depreciation and impairment of properties, plant and equipment + Depreciation of assets for own use + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q2 2019

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

	12/31/2018	06/30/2019
Noncurrent Assets
Intangible assets	20,402	26,808
Properties, plant and equipment	699,087	788,217
Assets for leasing	—	25,515
Investments in companies and joint ventures	32,686	45,581
Deferred tax assets, net	301	508
Other receivables	9,617	11,504
Trade receivables	23,508	19,978

Total Non-current assets	785,601	918,111

Current Assets
Assets held for disposal	3,189	2,323
Inventories	53,324	69,555
Contract assets	420	610
Other receivables	21,867	23,130
Trade receivables	72,646	92,554
Derivative financial instruments	—	244
Investment in financial assets	10,941	10,863
Cash and equivalents	46,028	56,375

Total current assets	208,415	255,654

Total assets	994,016	1,173,765

Shareholders’ equity
Shareholders’ contributions	10,518	10,452
Reserves, other comprehensive income and retained earnings	348,682	385,580
Noncontrolling interest	3,157	4,389

Total Shareholders’ equity	362,357	400,421

Noncurrent Liabilities
Provisions	83,388	107,520
Deferred tax liabilities, net	91,125	95,678
Contract liabilities	1,828	1,318
Income tax	—	3,856
Other taxes payable	2,175	1,627
Liabilities from leasing	—	14,756
Loans	270,252	316,483
Other liabilities	549	549
Accounts payable	3,373	3,973

Total Noncurrent Liabilities	452,690	545,760

Current Liabilities
Liabilities associated with assets held for disposal	3,133	1,815
Provisions	4,529	4,906
Contract liabilities	4,996	5,848
Income tax payable	357	2,235
Other taxes payable	10,027	11,321
Salaries and social security	6,154	6,662
Liabilities from leasing	—	11,161
Loans	64,826	79,634
Other liabilities	722	3,281
Accounts payable	84,225	100,721

Total Current Liabilities	178,969	227,584

Total Liabilities	631,659	773,344

Total Liabilities and Shareholders’ Equity	994,016	1,173,765

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2019

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

Q2 2018	Q1 2019	Q2 2019		Jan-Jun 2018	Jan-Jun 2019
			Operating activities
1,508	(8,153)	(2,327)	Net income	7,494	(10,480)
1,139	(1,559)	(1,955)	Income of interests in companies and joint ventures	925	(3,514)
22,689	28,048	33,707	Depreciation of property, plant and equipment	41,403	61,755
—	2,020	2,333	Depreciation of assets for own use	—	4,353
314	483	553	Amortization of intangible assets	561	1,036
1,548	4,297	4,467	Losses of property, plant and equipment and intangible assets and consumption of materials	3,014	8,764
21,926	28,366	(2,992)	Income tax charge	33,626	25,374
1,969	3,213	4,091	Net increase in provisions	3,562	7,304
(22,295)	(8,432)	11,690	Interest, exchange differences and other	(22,258)	3,258
73	103	114	Stock compensation plans	126	217
—	—	(5)	Results due to revaluation of companies	(11,980)	(5)
			Changes in assets and liabilities:
(7,677)	(1,382)	(15,286)	Trade receivables	(11,907)	(16,668)
1,489	(3,378)	503	Other receivables	(3,346)	(2,875)
910	(4,198)	(5,414)	Inventories	972	(9,612)
3,629	5,525	12,736	Accounts payable	6,870	18,261
753	1,945	(1,136)	Other taxes payable	2,941	809
277	(423)	1,253	Salaries and Social Security	(586)	830
457	232	152	Other liabilities	(1,473)	384
(619)	(862)	(1,081)	Decrease in provisions included in liabilities for payments / utilization	(1,002)	(1,943)
(42)	(118)	22	Contract Assets	(154)	(96)
80	(2,832)	2,602	Contract Liabilities	951	(230)
22	50	711	Dividends received	126	761
—	758	—	Insurance charge for loss of profit	—	758
(540)	(1,063)	(3,992)	Income tax payments	(829)	(5,055)

27,610	42,640	40,746	Net cash flow from operating activities	49,036	83,386

			Investing activities
(18,105)	(30,530)	(43,785)	Acquisitions of property, plant and equipment and intangible assets	(33,899)	(74,315)
(4)	—	(4,676)	Contributions and acquisitions of interests in companies and joint ventures	(284)	(4,676)
452	957	—	Collection for sale of financial assets	5,405	957
293	—	452	Interest received from financial assets	293	452

(17,364)	(29,573)	(48,009)	Net cash flow from investing activities	(28,485)	(77,582)

			Financing activities
(5,093)	(9,534)	(23,758)	Payment of loans	(14,528)	(33,292)
(4,964)	(8,625)	(8,372)	Payment of interests	(10,363)	(16,997)
7,481	13,081	42,158	Proceeds from loans	16,147	55,239
(120)	—	(280)	Acquisition of own shares	(120)	(280)
—	(2,555)	(3,016)	Payment of leasing	—	(5,571)
—	—	(124)	Payment of interest related to income tax	—	(124)

(2,696)	(7,633)	6,608	Net cash flow from financing activities	(8,864)	(1,025)

5,190	5,137	431	Effect of changes in exchange rates on cash and equivalents	5,826	5,568

12,740	10,571	(224)	Increase (decrease) in Cash and Equivalents	17,513	10,347

33,511	46,028	56,599	Cash and equivalents at the beginning of the period	28,738	46,028
46,251	56,599	56,375	Cash and equivalents at the end of the period	46,251	56,375

12,740	10,571	(224)	Increase (decrease) in Cash and Equivalents	17,513	10,347

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
5,318	5,676	5,967	Cash	5,318	5,967
40,933	50,923	50,408	Other Financial Assets	40,933	50,408

46,251	56,599	56,375	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	46,251	56,375

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2019

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of Argentine pesos)

Q2 2019	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	831	31,923	124,255	4,701	(1,381)	160,329
Revenues from intersegment sales	73,228	2,324	849	5,686	(82,087)	—

Revenues	74,059	34,247	125,104	10,387	(83,468)	160,329

Operating Income	4,212	1,857	1,339	(2,702)	2,462	7,168
Investments in companies and joint ventures	—	1,254	701	—	—	1,955
Depreciation of property, plant and equipment	27,893	312	4,731	771	—	33,707
Acquisitions of property, plant and equipment	31,856	1,014	5,979	1,232	—	40,081
Assets	555,239	157,392	361,214	102,583	(2,663)	1,173,765

Q2 2018	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	496	22,185	69,892	1,486	(1,025)	93,034
Revenues from intersegment sales	45,812	1,727	381	2,455	(50,375)	—

Revenues	46,308	23,912	70,273	3,941	(51,400)	93,034

Operating Income	2,868	849	361	(1,532)	(800)	1,746
Investments in companies and joint ventures	—	(1,138)	(1)	—	—	(1,139)
Depreciation of property, plant and equipment	19,689	64	2,596	340	—	22,689
Acquisitions of property, plant and equipment	16,099	196	2,673	370	—	19,338
Assets	374,150	78,776	238,447	77,758	(7,379)	761,752

Consolidated Results Q2 2019

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2018 Q2	2019 Q1	2019 Q2	Var Q2 19 / Q2 18	2018 Jan-Jun	2019 Jan-Jun	Var 2019 / 2018
INCOME STATEMENT
Revenues	3,963	3,321	3,672	-7.3%	7,821	6,993	-10.6%
Costs of sales	-3,491	-2,656	-3,073	-12.0%	-6,719	-5,729	-14.7%

Gross profit	471	665	599	27.0%	1,102	1,264	14.7%
Other operating expenses, net	-397	-394	-21	-94.6%	-144	-415	187.8%

Operating income	74	272	165	121.5%	957	436	-54.4%
Depreciation and impairment of property, plant & equipment and intangible assets	966	718	769	-20.4%	1,919	1,487	-22.5%
Depreciation of assets for own use	0	52	53	N/A	0	105	N/A
Amortization of intangible assets	13	12	13	-5.5%	26	25	-3.8%
Unproductive exploratory drillings	1	25	9	532.6%	10	34	229.7%

EBITDA	1,056	1,079	1,009	-4.5%	2,912	2,087	-28.3%
Adjusted EBITDA	1,056	1,022	948	-10.2%	2,303	1,970	-14.4%
UPSTREAM
Revenues	1,973	1,424	1,689	-14.4%	3,942	3,113	-21.0%
Operating income	122	-42	96	-21.6%	231	54	-76.6%
Depreciation & Amortization	840	624	668	-20.4%	1,670	1,292	-22.6%
EBITDA	963	608	773	-19.8%	1,912	1,380	-27.8%
Adjusted EBITDA	963	574	739	-23.3%	1,912	1,313	-31.3%
Capital expenditures	686	636	726	5.9%	1,349	1,362	1.0%
DOWNSTREAM
Revenues	2,993	2,782	2,857	-4.6%	6,063	5,639	-7.0%
Operating income	15	339	31	100.2%	219	370	68.8%
Depreciation & Amortization	122	128	134	10.3%	237	262	10.6%
EBITDA	137	468	165	20.4%	457	633	38.5%
Adjusted EBITDA	137	452	146	6.6%	457	598	31.0%
Capital expenditures	114	91	136	19.7%	178	228	28.2%
GAS & ENERGY
Revenues	1,019	542	790	-22.5%	1,884	1,332	-29.3%
Operating income	36	-6	44	20.9%	659	37	-94.3%
Depreciation & Amortization	3	12	14	390.4%	6	26	349.1%
EBITDA	39	6	58	47.9%	665	64	-90.4%
Adjusted EBITDA	39	-1	47	20.2%	665	45	-93.2%
Capital expenditures	8	28	24	184.1%	28	52	87.1%
CORPORATE AND OTHER
Operating income	-65	-54	-61	-5.8%	-116	-115	-0.5%
Capital expenditures	16	21	28	79.1%	26	49	87.5%
CONSOLIDATION ADJUSTMENTS
Operating income	-34	33	56	N/A	-37	89	N/A
Average exchange rate of period	23.48	39.00	43.86		21.57	41.43
Exchange rate end of period	28.80	43.25	42.36		28.80	42.36

NOTE: For Q2 2018, the calculation of the main financial figures in U.S. dollars is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. For the Q1 and Q2 of 2019, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period.

Consolidated Results Q2 2019

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

				2018				2019
	Unit								Cum. Q2
		Q1	Q2	Q3	Q4	Cum. 2018	Q1	Q2	2019
Production
Crude oil production	Kbbl	20,483	20,591	20,933	20,897	82,904	20,376	20,382	40,758
NGL production	Kbbl	4,228	3,781	2,477	3,657	14,144	3,753	3,583	7,335
Gas production	Mm3	3,935	4,004	4,018	3,382	15,339	3,126	3,651	6,777
Total production	Kboe	49,460	49,554	48,679	45,826	193,519	43,788	46,928	90,716
Henry Hub	USD/Mbtu	3.00	2.80	2.90	3.64	3.09	3.15	2.64	2.89
Brent	USD/Bbl	66.81	74.50	75.22	67.71	71.06	63.17	68.92	66.05
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,373	1,288	1,321	1,368	5,350	1,363	1,260	2,623
Diesel	Km3	1,870	2,023	2,154	2,052	8,099	1,874	1,981	3,855
Jet fuel and kerosene	Km3	135	125	146	166	572	164	138	302
Fuel Oil	Km3	7	10	10	8	35	9	11	20
LPG	Km3	146	185	196	150	677	131	193	324
Others (*)	Km3	381	416	323	353	1,473	324	297	621
Total domestic market	Km3	3,912	4,047	4,150	4,097	16,206	3,865	3,880	7,745
Export market
Petrochemical naphtha	Km3	24	44	0	91	159	48	0	48
Jet fuel and kerosene	Km3	141	136	144	167	588	183	162	345
LPG	Km3	194	91	41	135	461	126	68	194
Bunker (Diesel and Fuel Oil)	Km3	101	72	65	84	322	83	74	157
Others (*)	Km3	52	50	93	101	296	80	101	181
Total export market	Km3	512	393	343	578	1,826	520	405	925
Total sales of petroleum products	Km3	4,424	4,440	4,493	4,675	18,032	4,385	4,285	8,670
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	38	85	117	97	337	42	134	176
Methanol	Ktn	69	93	64	57	283	45	81	126
Others	Ktn	138	115	139	116	508	116	94	210
Total domestic market	Ktn	245	293	320	270	1,128	203	309	512
Export market
Methanol	Ktn	24	75	31	72	202	38	8	46
Others	Ktn	36	63	42	67	208	47	50	97
Total export market	Ktn	60	138	73	139	410	85	58	143
Total sales of petrochemical products	Ktn	305	431	393	409	1,538	288	367	655
Sales of other products
Grain, flours and oils
Domestic market	Ktn	30	23	92	55	200	43	50	93
Export market	Ktn	169	236	177	128	710	199	388	587
Total Grain, flours and oils	Ktn	199	259	269	183	910	242	438	680
Main products imported
Gasolines and Jet Fuel	Km3	114	59	49	46	268	118	118	237
Diesel	Km3	111	161	355	196	823	136	275	411

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q2 2019

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 8, 2019	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer